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                                                                    EXHIBIT 99.6

                                                          PRESS RELEASE

 ADVANCED LIGHTING TECHNOLOGIES ANNOUNCES NEW FIBER OPTIC LIGHTING FACILITY TO
                      RESPOND TO RISING U. S. ENERGY COSTS

SOLON, OH, APRIL 11, 2001--ADVANCED LIGHTING TECHNOLOGIES, INC. (NASDAQ: ADLT) today announced that construction has begun at its Solon headquarters of a fiber development and production center. The project is being managed by Fiberstars, Inc., ADLT's partner in the development of energy efficient fiber optic lighting, funded in part from a grant from the Advanced Technology Program of the National Institute of Standards and Technology, a unit of the Department of Commerce.

A Uni-Form(R) Pulse Start metal halide light source is the most efficient white light source known. However, the use of metal halide lighting technology makes sense at higher lighting levels, or in big spaces such as factories, big box retailers, and food stores. It doesn't work nearly as well in most common levels used in commercial and retail buildings. Because of this, many energy inefficient 100 and 65 watt reflector and 50 watt halogen lamps continue to be sold each year.

Up until now, these high volume opportunities have been inaccessible to high efficiency metal halide technology. The possibility of using fiberoptics changes all that. By channeling metal halide efficiency into fiber optic lighting systems, the best of metal halide benefits can be used everywhere. Fiberoptics can provide the "miniaturization" of metal halide by dividing and distributing the light. Fiberoptics for general lighting is the next major lighting advance. Using fiberoptics, a 68 watt metal halide arc source, for example, can provide the light of four 60 watt incandescent bulbs.

Using patents and process technology initiated by Rohm & Haas Corp. and acquired by Fiberstars last year, work at the new fiber development and pilot production facility will focus on developing energy efficient metal halide based fiber optic lighting systems to serve the large retail store lighting market.

Later this year, ADLT plans to expand this facility to incorporate the high-speed fiber extrusion equipment previously purchased from Rohm & Haas. Mr. Wayne R. Hellman, ADLT Chairman and CEO commented, "We believe that the Rohm & Haas equipment represents the finest large cable extrusion process in the world and combined with the unique miniaturized Uni-Form(R) Pulse Start light source, it can allow the expansion of energy efficient metal halide technology into the large commercial and retail market. We believe that fiber optics offers the potential to expand the usage of metal halide lamps ten times over current levels."

Mr. Hellman further commented, "In order for the intense metal halide light to be customized and coupled with the polymer cable efficiently, ADLT had to develop a unique optical coating to be used as part of the system. The solution was provided by our unique MicroDyn(R) and IsoDyn(TM) optical coating technologies at DSI."

Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer, and marketer of metal halide lighting products, including materials, system components and systems. The Company also develops, manufactures and markets passive optical telecommunications devices,


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components and equipment based on the optical coating technology of its wholly-owned subsidiary, Deposition Sciences, Inc.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. As discussed in the Company's SEC filings, covenants in the Company's bank credit facility, the indenture relating to the Company's 8% Senior Notes and the Company's agreements with General Electric Company limit certain corporate actions. Other risks and uncertainties include the timely development and market acceptance of new products, including production equipment, the ability to provide adequate incentives to retain and attract key employees, the impact of competitive products and pricing, and other risks detailed from time-to-time in the Company's EDGAR filings with the Securities and Exchange Commission. In particular, see "Risk Factors" in the Company's Form 10-K for the fiscal year ended June 30, 2000. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements.

For further information, contact:

Lisa Barry
Advanced Lighting Technologies, Inc.
440-836-7111